As filed with the Securities and Exchange Commission on June 20, 2011	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SATYAM COMPUTER SERVICES LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Republic of India
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

111 Wall Street
New York, New York  10043
(212) 657-5100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
13th Floor
New York, New York  10011
(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael W. Sturrock, Esq. Latham & Watkins 9 Raffles Place #42-02 Republic Plaza Singapore 048619 (65) 6536-1161	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing two (2) equity shares of Satyam Computer Services Limited.	30,000,000 ADSs	$5.00	$1,500,000	$174.15

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus|

1.	Name of Depositary and address of its principal executive office		Face of Receipt - introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14) and (16)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (17)

Item Number and Caption			Location in Form Receipt Filed Herewith as Prospectus|

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (14) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (14), (16) and (18)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Face of Receipt - Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs (2), (4), (6), (7), (8), (9), and (10)

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraphs (19) and (20)

3.	Fees and charges which may be imposed directly or indirectly on holders of Receipts		Reverse of Receipt - Paragraph (10)

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13)

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Deposit Agreement, dated as of May 14, 2001, by and among Satyam Computer Services Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)	Letter Agreement supplementing the Deposit Agreement, dated as of September 4, 2002, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (a)(ii).

(a)(iii)	Letter Agreement supplementing the Deposit Agreement, dated as of November 7, 2007, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (a)(iii).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of Patterson, Belknap, Webb & Tyler LLP, counsel for the Depositary, as to the legality of the American Depositary Shares to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company in the United States. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Deposit Agreement, by and among Satyam Computer Services Limited, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of June, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing two (2) Equity Shares of Satyam Computer Services Limited

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name:	Susan A. Lucanto
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Satyam Computer Services Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hyderabad, State of Andhra Pradesh, India, on this day of May 31, 2011.

SATYAM COMPUTER SERVICES LIMITED

By:	/s/ G Jayaraman
	Name:	G Jayaraman
	Title:	Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Vincent Nayyar, Mr. CP Gurnani, Mr. S Krishnan, and Mr. G Jayaraman to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on May 31, 2011.

Signature	Title

/s/ CP Gurnani	CEO & Whole Time Director
Name(s): CP Gurnani

/s/ S Krishnan	Chief Financial Officer
Name(s): S Krishnan

/s/ Vineet Nayyar	Chairman
Name(s): Vineet Nayyar

/s/ Ulhas N Yargop	Director
Name(s): Ulhas N Yargop

/s/ TN Manoharan	Director
Name(s): TN Manoharan

/s/ C Achuthan	Director
Name(s): C Achuthan

Signature	Title

Director
Name(s): M Damodaran

Authorized Representative in the U.S. /s/ C.T. Lakshmanan	Senior Vice President
Name(s): Lakshmanan Chidambaram

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Deposit Agreement

(a)(ii)	Letter Agreement, dated September 4, 2002

(a)(iii)	Letter Agreement, dated November 7, 2007

(d)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel to the Depositary

(e)	Certificate under Rule 466